1701 Market Street	Morgan, Lewis
Philadelphia, PA 19103	& Bockius LLP
215.963.5000	Counselors at Law
Fax: 215.963.5001

Jennifer M. Leach

Associate

215.963.5773

December 21, 2006

Sheila Stout

Division of Investment Company Regulation

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Dear Ms. Stout:

Set forth below are your comments, and our responses to those comments, on the SEI Institutional Managed Trust (the “Trust”) Post-Effective Amendment Nos. 52 and 57 filed under the Securities Act of 1933 and the Investment Company Act of 1940, as amended (the “1940 Act”), respectively, for the purpose of introducing a new series and new classes to the Trust.  Both the comments and responses are based on the Prospectuses and Statement of Additional Information (“SAI”), which were filed with the Securities and Exchange Commission (“SEC”) on July 14, 2006.

PROSPECTUSES:

Class A Shares Prospectus:

1.             Comment: In the “Investment Strategy” section for the Real Return Plus Fund, please state the lowest acceptable rating and either the average maturity or duration for the non-governmental securities and securitized issues, such as mortgage-backed securities and collateralized debt obligations, in which the Fund may invest.

Response: There are no restrictions on the acceptable ratings of any individual security in which the Real Return Plus Fund may invest or on the Fund’s average portfolio maturity.

2.             Comment: The “Risks” section for the Real Return Plus Fund states that the Fund invests in equity securities, but there is no discussion of such investments in the “Investment Strategy” section. Please ensure that the disclosure in these two sections is consistent.

Response: We have complied with this request and, accordingly, have deleted the paragraph discussing the risks of investing in equity securities from the Real Return Plus Fund’s “Risks” section.

3.             Comment: In the “Investment Strategy” section for the Real Return Plus Fund, please provide more information about the acceptable ratings for the Fund’s investments in REITS, as well as its fixed income investments.

Response: There are no restrictions on the acceptable ratings of any individual security in which the Real Return Plus Fund may invest.

4.             Comment: In the “Investment Strategy” section for the Real Return Plus Fund, please define “highly rated.”

Response: Highly rated counterparties refer to those rated “A” or better. We have inserted a reference in the Real Return Plus Fund’s “Investment Strategy” section to reflect this fact.

5.             Comment: In the “Investment Strategy” section for the Real Return Plus Fund, please expand on the description of the alpha overlay strategy in which the Fund will engage. For example, what are the acceptable ratings and maturities of the securities in which the Fund will invest.

Response: In managing the Real Return Plus Fund’s alpha overlay strategy, the sub-advisers may invest in derivatives, such as futures contracts, options, forward contracts and swaps representing global equity markets, fixed income markets and currency markets.  We have revised the Fund’s “Investment Strategy” section to ensure that it includes this disclosure. There are no restrictions on the acceptable ratings or maturity of any individual instrument in which the Real Return Plus Fund may invest.

6.             Comment: If applicable, in the “Investment Strategy” section for the Real Return Plus Fund, please state the extent to which the Fund may engage in a temporary defensive position.

Response: In extraordinary market conditions the Fund’s entire portfolio maybe invested in TIPs and other government securities and the use of the alpha overlay strategy might be suspended. It is our position that the current language in the Real Return Plus Fund’s “Investment Strategy” section allows for this possibility and no additional disclosure is required.

7.             Comment: In the “Investment Strategy” section for the Real Return Plus Fund, please define duration.

Response: It is our belief that this term does not require a definition as the Fund’s investors are sophisticated, institutional investors who will readily understand this terminology.

8.             Comment: In the “Risks” section for the Real Return Plus Fund, please add disclosure regarding the risks of investing in mortgage-backed securities, asset-backed securities, collateralized debt obligations, REITS and commodity-linked securities.

Response: We have complied with this request.

Class I Shares Prospectus:

9.             Comment: Please state that Class A Shares of the Funds are not offered in the the Class I Shares prospectus.

Response: It is our position that such a statement is not required as the cover page and front page of the prospectus very clearly state that the prospectus relates to the Class I Shares of the Funds.

10.           Comment: In the “Risks” section for the Real Return Plus Fund, please state that while stocks have outperformed inflation, they could fluctuate more.

Response: In response to a comment you made to the Real Return Plus Fund for the SEI Institutional Investments Trust, we have deleted the discussion of the risks of investment in equities from this prospectus.

11.           Comment: In the “Investment Adviser and Sub-Advisers” section, the prospectus states that SIMC is expected to receive X amount in fees. Please explain why it states that SIMC is expected to receive these fees and not that it will receive them.

Response: Typically, SIMC waives a portion of its advisory fees and we disclose the fees that SIMC actually receives after fee waivers. Because this is a new fund, we have disclosed the fee to which SIMC is entitled. However, the amount that SIMC actually receives may be lower as a portion of the fee is waived.

12.           Comment: In the “Investment Strategy” section for the Real Estate Fund, please provide a definition for real estate investment trust.

Response: It is our belief that this term does not require a definition as the Fund’s investors are sophisticated, institutional investors who will readily understand this terminology.

13.           Comment: In the “Investment Strategy” section for the Real Estate Fund, please explain how the Fund will seek an above average return.

Response: We decline to make this change to the Fund’s “Investment Strategy” section in the Class I Shares prospectus as we do not want the “Investment Strategy” sections for the Class A and Class I Shares of the Fund to differ. We will consider making these changes to the Class A and Class I prospectuses in the annual update which will be filed on January 31, 2007.

14.           Comment: In the “Investment Strategy” section for the Real Estate Fund, please consider stating that the Fund will not own real estate directly.

Response: We decline to make this change to the Fund’s “Investment Strategy” section in the Class I Shares prospectus as we do not want the “Investment Strategy” sections for the Class A and Class I Shares of the Fund to differ. We will consider making these changes to the Class A and Class I prospectuses in the annual update which will be filed on January 31, 2007.

15.           Comment: In the “Investment Strategy” section for the Real Estate Fund, please consider stating what restrictions, if any, are placed on the size of the companies selected for investment.

Response: We decline to make this change to the Fund’s “Investment Strategy” section in the Class I Shares prospectus as we do not want the “Investment Strategy” sections for the Class A and Class I Shares of the Fund to differ. We will consider making these changes to the Class A and Class I prospectuses in the annual update which will be filed on January 31, 2007.

16.           Comment: In the “Performance” section for each of the Funds where applicable, please delete any reference to Class C Shares of the Funds.

Response: We have complied with this request.

17.           Comment: For each of the existing Funds, please ensure that performance information is provided for each year in which a Fund has been open.

Response: We have complied with this request.

18.           Comment: In the “Investment Strategy” section for the U.S. Managed Volatility Fund, please provide an index for the Fund’s investment in equity markets.

Response: We decline to make this change to the Fund’s “Investment Strategy” section in the Class I Shares prospectus as we do not want the “Investment Strategy” sections for the Class A and Class I Shares of the Fund to differ. We will consider making these changes to the Class A and Class I prospectuses in the annual update which will be filed on January 31, 2007.

19  .         Comment: In the “Fund Fees and Expenses” table for the U.S. Managed Volatility Fund, please include information regarding dividend expenses for short sales.

Response: The U.S. Managed Volatility Fund does not currently engage in short sales.  If and when it does so in the future, we will supplement the prospectus to reflect that fact.

20.           Comment: In the “Investment Strategy” section for the High Yield Bond Fund, please consider stating that junk bonds are rated BB and lower.

Response: We decline to make this change to the Fund’s “Investment Strategy” section in the Class I Shares prospectus as we do not want the “Investment Strategy” sections for the Class A and Class I Shares of the Fund to differ. We will consider making these changes to the Class A and Class I prospectuses in the annual update which will be filed on January 31, 2007.

21.           Comment: In the “Investment Strategy” section for the High Yield Bond Fund, please explain how “total return potential” is determined.

Response: We decline to make this change to the Fund’s “Investment Strategy” section in the Class I Shares prospectus as we do not want the “Investment Strategy” sections for the Class A and Class I Shares of the Fund to differ. We will consider making these changes to the Class A and Class I prospectuses in the annual update which will be filed on January 31, 2007.

22.           Comment: In the “Investment Strategy” section for the High Yield Bond Fund, please define “high yield.”

Response: We decline to make this change to the Fund’s “Investment Strategy” section in the Class I Shares prospectus as we do not want the “Investment Strategy” sections for the Class A and Class I Shares of the Fund to differ. We will consider making these changes to the Class A and Class I prospectuses in the annual update which will be filed on January 31, 2007.

23.           Comment: The “Investment Strategy” section for the Global Managed Volatility Fund states that the sub-advisers use differing investment philosophies to manage portions of the Fund’s portfolio. Please expand on the description of those differing investment philosophies.

Response: SIMC oversees a network of sub-advisers who invest the Funds’ assets in distinct segments of the market or class represented by each Fund. The sub-advisers are deliberately selected by SIMC because each adheres to a distinct investment discipline, with the goal of providing greater consistency and predictability of results, as well as broader diversification of risk across and within asset classes. These differing strategies and philosophies are too numerous and too involved to discuss at length in the Fund’s “Investment Strategy” section, however, we have revised the disclosure in that section to make clear that the use of these differing strategies is intended to manage the Fund’s risk characteristics.

24.           Comment: In the “Investment Strategy” section for the High Yield Bond Fund, please state whether there are any restrictions on how securities are selected.

Response: We decline to make this change to the Fund’s “Investment Strategy” section in the Class I Shares prospectus as we do not want the “Investment Strategy” sections for the Class A and Class I Shares of the Fund to differ. We will consider making these changes to the Class A and Class I prospectuses in the annual update which will be filed on January 31, 2007.

25.           Comment: In the “Risks” section for the High Yield Bond Fund, please consider whether liquidity, derivatives and foreign issuer risk should be added.

Response: We decline to make this change to the Fund’s “Risks” section in the Class I Shares prospectus as we do not want the “Risks” sections for the Class A and Class I Shares of the Fund to differ. We will consider making these changes to the Class A and Class I prospectuses in the annual update which will be filed on January 31, 2007.

26.           Comment: In the “Risks” section for all the Funds, please expand on the risks of high portfolio turnover.

Response: We decline to make this change to the Funds’ “Risks” section in the Class I Shares prospectus as we do not want the “Risks” sections for the Class A and Class I Shares of the Funds to differ. We will consider making these changes to the Class A and Class I prospectuses in the annual update which will be filed on January 31, 2007.

27.           Comment: Please explain how the goal of capital appreciation is consistent with the Enhanced Income Fund’s name and how the Fund will achieve that goal.

Response: The stated investment goal of capital appreciation is consistent with the Fund’s name because while a share of the Fund’s fixed income return will be generated through income, some portion of its fixed income return will be generated from capital appreciation. In addition, the active management of the investment grade portion of the Fund will rely not just on income generation but capital appreciation. Finally, the currency alpha in the fund will also be driven by price changes.

28.           Comment: Please ensure that the descriptions of the Enhanced Income Fund in the prospectus and SAI are consistent with one another.

Response: We have complied with this request and have revised the description of the Fund in the SAI to read as follows:

The Enhanced Income Fund seeks to provide higher current income than that typically offered by a money market fund while maintaining a high degree of liquidity and a correspondingly high risk of principal volatility. There can be no assurance that the Fund will achieve its investment objective.

Under normal circumstances, the Fund will invest at least 80% of its net assets in fixed income securities. The Fund will invest primarily in investment and non-investment grade U.S. and foreign corporate and Government fixed income securities, including mortgage-backed securities. U.S. and foreign, including emerging market and fixed income securities in which the Fund may invest consist of: (i) corporate bonds, bank loans and debentures, (ii) obligations issued by the U.S. Government, its agencies and instrumentalities, or a foreign government, (iii) receipts involving U.S. Treasury obligations, (iv) mortgage-backed securities, (v) asset-backed securities, (vi) zero coupon, pay-in-kind or deferred payment securities, and (vii) securities issued on a when-issued and a delayed-delivery basis, including TBA mortgage-backed securities. Such securities may be denominated in either U.S. dollars or foreign currency.

Any remaining assets may be invested in: (i) interest-only and principal-only components of mortgage-backed securities, (ii) mortgage dollar rolls, (iii) warrants, (iv) money market securities, and (vii) reverse repurchase agreements and sale buybacks. In addition, the Fund will utilize derivatives and may purchase or write options, futures (including futures on U.S. Treasury obligations and Eurodollar instruments) and options on futures, foreign currency contracts and enter into swap transactions, including caps, collars, floors and swaptions. The sub-adviser may engage in currency transactions using futures, foreign currency forward contracts and other derivatives either to seek to hedge the Fund’s currency exposure or to enhance the Fund’s returns. The Fund may take long and short positions in foreign currencies in excess of the value of the Fund’s assets denominated in a particular currency or when the Funds do not own assets denominated in that currency.  A substantial portion of the Fund may be invested in derivatives as the Fund’s currency exposure, which will equal up to 20% of the Fund’s assets, will be achieved through currency forwards and the balance of the Fund will actively invest in derivatives.

The Fund may invest in variable or floating rate securities and when-issued securities. In addition, the Fund may invest up to 15% of its net assets in illiquid securities. Under normal conditions, the Fund’s duration will range from zero to two years.

The Fund may also invest a portion of its assets in bank loans, which are, generally, non-investment grade (junk bond) floating rate instruments. The Fund may invest in bank loans in the form of participations in the loans (“participations”) and assignments of all or a portion of the loans from third parties (“assignments”).

The Fund may also borrow money, invest in illiquid securities and shares of other investment companies, and lend its securities to qualified borrowers.

The Fund may purchase shares of ETFs to gain exposure to a particular portion of the market while awaiting an opportunity to purchase securities directly. Pursuant to an order issued by the SEC, the Fund may invest in iShares ETFs in excess of the limits set forth in Section 12(d)(1)(A) of the 1940 Act, provided that the Fund complies with the conditions of the SEC, as they may be amended, and any other applicable investment limitations.

29.           Comment: In the “Investment Strategy” section for the Enhanced Income Fund, please define duration.

Response: It is our belief that this term does not require a definition as the Fund’s investors are sophisticated, institutional investors who will readily understand this terminology.

31.           Comment: In the “Investment Strategy” section for the Enhanced Income Fund, please explain which counter-parties are deemed credit-worthy.

Response: We decline to make this change to the Fund’s “Risks” section in the Class I Shares prospectus as we do not want the “Risks” sections for the Class A and Class I Shares of the Fund to differ. We will consider making these changes to the Class A and Class I prospectuses in the annual update which will be filed on January 31, 2007.

32.           Comment: For all of the Funds, please note that the fiscal year end is September 30.

Response: We have reviewed the materials to ensure that there are no references to a fiscal year end of September 27.

33.           Comment: In the section entitled “Sub-Advisers and Portfolio Mangers,” please provide each portfolio manager’s business experience for the last five years, as well as information regarding the role each portfolio manager plays in management of the Fund and any limitations on that role.

Response: We have complied with this request.

34.           Comment: In the “Taxes” section, please clarify that real estate investment trusts do not receive qualified income and therefore are not eligible for the reduced 15% rate.

Response: In response to this comment we have revised this disclosure to read:

The Real Return Plus Fund, the Real Estate Fund, the High Yield Bond Fund and the Enhanced Income Fund each expects to distribute primarily ordinary income distributions. Dividends that are qualified dividend income are eligible for the reduced maximum rate to individuals of 15% (5% for individuals in lower tax brackets) to the extent that a Fund receives qualified dividend income and certain holding period requirements and other requirements are satisfied by you and by the Funds. Distributions that the Funds receive from a REIT will be treated as qualified dividend income only to the extent so designated by the REIT.

35.           Comment: The “Financial Highlights” section states that Class I Shares of the Funds are not yet in operation, but certain of the Funds are already open. Please revise this disclosure accordingly.

Response: We have complied with this request and revised the disclosure accordingly.

STATEMENT OF ADDITIONAL INFORMATION:

36.           Comment: The Statement of Additional references Class Y Shares of the Funds. Please delete this reference.

Response: We have complied with this request and deleted all references to the Class Y Shares from the SAI except for an initial reference in the opening paragraphs of the SAI which states that the SEI Institutional Managed Trust may offer Class A, I and Y Shares of the Funds.

37.           Comment: Please explain the difference between illiquid and non-readily marketable securities in the section entitled “Non-Fundamental Policies.”

Response: Non-readily marketable securities are securities that are still liquid, but that are not readily tradable, such as securities that are tradable in a private marketplace.

38.           Comment: In the section entitled “Portfolio Management,” please ensure that any time an adviser’s performance is measured against a benchmark or peer group, the specific benchmark or peer group is provided.

Response: We have complied with this request.

39.           Comment: In the section entitled “Portfolio Management,” please ensure that the number and dollar amounts of any performance-fee accounts managed by the sub-advisers are provided.

Response: We have complied with this request.

I hereby acknowledge on behalf of the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Trust may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please do not hesitate to call the undersigned with any questions or comments.

Very truly yours,

/s/ Jennifer M. Leach

Jennifer M. Leach